                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration Nos. 333-39973
                                                                  333-39973-01

PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 24, 1997)

$170,000,000                                          [APACHE CORPORATION LOGO]

APACHE FINANCE PTY LTD
(ACN 080 571 900)

6 1/2% NOTES DUE 2007

IRREVOCABLY AND UNCONDITIONALLY GUARANTEED BY

APACHE CORPORATION

Interest on the Notes is payable on June 15 and December 15 of each year, commencing June 15, 1998, and the Notes will mature on December 15, 2007. The Notes represent senior unsecured obligations of Apache Finance Pty Ltd, a proprietary company with limited liability organized under the laws of the Australian Capital Territory, Australia (the "Issuer"), and an indirect wholly-owned subsidiary of Apache Corporation ("Apache" or the "Company"). The Notes will be irrevocably and unconditionally guaranteed (the "Guarantees") as to principal, interest and Additional Amounts (as defined herein), if any, by the Company. The Notes are redeemable at the option of the Issuer in whole but not in part, at the principal amount thereof, plus accrued interest, in the event of certain tax law changes requiring the payment of Additional Amounts. The Notes are also redeemable in whole or in part, at the option of the Issuer at any time, at a redemption price equal to the greater of (a) 100 percent of their principal amount or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined herein) plus 15 basis points, plus in each case accrued interest to the date of redemption. The Notes will not be subject to any sinking fund. See "Description of Notes and Guarantees." The Notes will be in the form of a global note registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the global note will be shown on, and transfers thereof will be effected through, records maintained by DTC or its participants. Except as provided herein and in the accompanying Prospectus, Notes in definitive form will not be issued. See "DTC Book-Entry-Only System" in the accompanying Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------
                                                       PRICE TO               UNDERWRITING        PROCEEDS TO
                                                      PUBLIC(1)                 DISCOUNT         COMPANY(1)(2)
Per Note.....................................  99.245%                  0.650%                   98.595%
Total........................................  $168,716,500             $1,105,000               $167,611,500
--------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from December 9, 1997.
(2) Before deducting estimated expenses of $370,000 payable by the Company and the Issuer.

The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery through the facilities of DTC in New York, New York, on or about December 9, 1997 against payment therefor in immediately available funds.

SALOMON SMITH BARNEY
                      CHASE SECURITIES INC.
                                         CITICORP SECURITIES, INC.
                                                       UBS SECURITIES

The date of this Prospectus Supplement is December 4, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE NOTES TO COVER ANY SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             ---------------------

                                  THE COMPANY

     Apache, a Delaware corporation formed in 1954, is an independent energy company that primarily explores for, develops and produces natural gas and crude oil. In North America, Apache's exploration and production interests are focused on the Gulf Coast, the Gulf of Mexico, the Anadarko Basin, the Permian Basin, East Texas and the Western Sedimentary Basin of Canada. Outside North America, Apache has exploration and production interests offshore Western Australia and in Egypt, and exploration interests in China, in Poland, offshore the Ivory Coast, and in Indonesia. The common stock, par value $1.25 per share, of Apache (the "Apache Common Stock") has been listed on the New York Stock Exchange since 1969 and on the Chicago Stock Exchange since 1960. The Company's principal executive offices are located at One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400. The Company's telephone number is (713) 296-6000.

                                   THE ISSUER

     Apache Finance Pty Ltd is a proprietary company with limited liability organized in October 1997 under the laws of the Australian Capital Territory, Australia. The purpose of Apache Finance Pty Ltd is to undertake borrowings on behalf of the Company and certain other subsidiaries of the Company and to advance the proceeds of such borrowings to the Company or certain other subsidiaries of the Company. As of the date hereof, Apache Finance Pty Ltd had no significant liabilities or assets. The principal executive offices of Apache Finance Pty Ltd are located at 256 St. George's Terrace, Level 3, Perth, Western Australia 6000, and its telephone number is 61-89-422-7222.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Notes offered hereby are estimated to be approximately $167.2 million. The Company intends to use the net proceeds from the offering to refinance an equal amount of its commercial paper. On November 25, 1997, the Company had outstanding $432 million of commercial paper bearing interest at a weighted average discount rate of 5.69%. A portion of such commercial paper was issued to refinance debt incurred under certain of the Company's money market lines and the U.S. portion of the global credit facility described below that had been incurred to finance the Ampolex Group Transaction described below.

                              RECENT DEVELOPMENTS

AMPOLEX GROUP TRANSACTION

     On October 8, 1997, the Company entered into three agreements with subsidiaries of Mobil Exploration & Producing Australia Pty Ltd pursuant to which the Company on November 20, 1997 acquired all the capital stock of three companies owning interests in certain oil and gas properties and production facilities offshore Western Australia (the "Harriet/East Spar Properties"), effective as of July 1, 1997 (the "Ampolex Group Transaction"). The total cost of the Ampolex Group Transaction was approximately $300 million, of which $218 million represented the purchase price for the capital stock of the acquired companies and $82 million was applied to discharge existing intercompany debt of one of the acquired companies.

     The Ampolex Group Transaction increases the Company's interest to 47.5 percent from 22.5 percent in the Carnarvon Basin's Harriet area, which includes the Varanus Island pipeline, processing and production complex and eight existing oil and gas fields. The transaction also raised the Company's interest in the East Spar field, which produces through the Varanus Island facilities, to 55 percent from 20 percent. Apache operates all of the Harriet/East Spar Properties. The Company has entered into a conditional letter of intent for the possible sale of a portion of the interest acquired in the East Spar field.

     Proved reserves of the Harriet/East Spar Properties include an estimated
41.2 million barrels of oil equivalent. The Company expects the daily production level of the acquired properties to rise in 1998 to approximately 38 MMcf of gas and 4,250 barrels of oil. Approximately 80 percent of the gas production is sold under long term, take-or-pay contracts.

GLOBAL CREDIT FACILITY

     On June 12, 1997, Apache replaced its global credit facility with a new global credit facility with aggregate commitments of $1 billion. The new facility consists of $175 million of commitments in Australia, $125 million of commitments in Canada and $700 million of commitments in the U.S. Under the new credit facility, borrowing availability is no longer restricted by a borrowing base calculation. Also, certain covenants and restrictions contained in the previous credit facility were eliminated and certain interest rates were reduced. The global credit facility terminates on June 12, 2002, and may be extended in one-year increments with the lenders' consent. The U.S. portion of the new credit facility is available as backup for Apache's commercial paper program, which was expanded to $700 million in June 1997. As of November 25, 1997, $241 million was outstanding under the global credit facility (although no amount was outstanding under the U.S. portion) and $432 million was outstanding under Apache's commercial paper program.

     A copy of the global credit facility is filed as an exhibit to the Company's Current Report on Form 8-K filed June 13, 1997, which is incorporated by reference in the accompanying Prospectus.

THIRD QUARTER OPERATING RESULTS

     On November 14, 1997, the Company filed its Quarterly Report on Form 10-Q setting forth its consolidated results for the quarter and nine months ended September 30, 1997. A summary of the information reported appears in the following table and discussion. Such information set forth below should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference in the accompanying Prospectus. See "Available Information" and "Information Incorporated by Reference" in the accompanying Prospectus. The financial and operating data presented below are not audited and are not necessarily indicative of the results that may be expected for future periods. Such financial data are presented in U.S. dollars.

                                                           FOR THE                 FOR THE
                                                     THREE MONTHS ENDED       NINE MONTHS ENDED
                                                        SEPTEMBER 30,           SEPTEMBER 30,
                                                    ---------------------   ---------------------
                                                      1997        1996        1997        1996
                                                    ---------   ---------   ---------   ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND
                                                                  OPERATIONS DATA)
FINANCIAL DATA:
  Revenues........................................   $276,748    $242,384    $857,417    $672,510
  Net income......................................   $ 30,785    $ 30,137    $109,408    $ 70,229
  Primary net income per common share.............   $    .34    $    .34    $   1.19    $    .83
  Fully diluted net income per common share.......   $    .33    $    .34    $   1.17    $    .83
  Weighted average common shares outstanding......     90,396      89,860      90,276      84,360
  Pro forma net income per share data(1)
     Basic net income per common share............   $    .34    $    .34    $   1.21    $    .83
     Diluted net income per common share..........   $    .33    $    .33    $   1.17    $    .83
OPERATIONS DATA:
  Average Daily Production:
     Oil (bbls)...................................     67,044      55,246      64,629      51,267
     Natural gas (Mcf)............................    620,255     560,698     605,095     553,460
  Average Sales Price:
     Oil (per bbl)................................   $  18.48    $  21.25    $  19.42    $  19.86
     Natural gas (per Mcf)........................   $   2.05    $   1.95    $   2.19    $   1.90

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1997             1996
                                                              -------------    ------------
BALANCE SHEET DATA (period end)
  Total Debt................................................   $1,313,595       $1,237,706
  Shareholders' Equity......................................   $1,616,061       $1,518,516

---------------

(1) Calculated in accordance with Statement of Financial Accounting Standards No.128, "Earnings Per Share," issued in February 1997, which will be effective for the Company's year-end 1997 financial statements. Early adoption of the standard is not permitted. Adoption of this new standard will require a restatement of all prior periods presented, including interim periods.

     Net income for the third quarter of 1997 of $30.8 million was two percent greater than that reported for the corresponding quarter in 1996. Higher oil and gas production and a five percent improvement in the average price received for gas production accounted for the third quarter 1997 increase in net income, and offset a 13 percent decline in the average price received for oil production. Net income for the nine month period ended September 30, 1997 of $109.4 million was 56 percent greater than that for the same period in 1996. The increase was attributable to a 26 percent increase in oil production, a 15 percent increase in the average realized gas price, and a nine percent increase in gas production, which was partially offset by a two percent decrease in the average realized oil price.

     Third quarter 1997 primary net income per common share of $.34 was consistent with the third quarter of 1996. Primary net income per common share of $1.19 for the first nine months of 1997 was 43 percent greater than that for the first nine months of 1996. Net income per common share calculations reflect approximately 12.2 million shares of Apache Common Stock that were issued in connection with the acquisition of The Phoenix Resource Companies, Inc. ("Phoenix") on May 20, 1996. The Phoenix acquisition has been included in operating results since such date using the purchase method of accounting.

                      DESCRIPTION OF NOTES AND GUARANTEES

     The 6 1/2% Notes due 2007 (the "Notes") offered hereby are a series of "Debt Securities," as defined and described in the accompanying Prospectus, and the following description of the terms of the Notes and the Guarantees supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities and the Guarantees set forth in the accompanying Prospectus.

     The Notes will be senior unsecured obligations of the Issuer, and will be irrevocably and unconditionally guaranteed as to principal, premium, if any, interest and Additional Amounts, if any, by the Company. The Notes will be issued pursuant to the provisions of an Indenture (the "Indenture"), to be entered into among the Issuer, the Company and The Chase Manhattan Bank, as trustee (the "Trustee").

     The Issuer may, from time to time, without the consent of the holders of the Notes, provide for the issuance of additional Notes or other debt securities under the Indenture in addition to the Notes offered hereby. The Indenture will not limit the amount of other indebtedness that may be issued by the Issuer, the Company or any of its other subsidiaries.

     The Notes will be issued only in book-entry form through the facilities of DTC and will be represented by a global note registered in the name of DTC or its nominee and will be issued in denominations of $1,000 and integral multiples thereof. Payments on Notes issued in book-entry form will be made through DTC. Notes represented by a global note will be exchangeable for Notes in definitive form only if (i) DTC notifies the Issuer and the Company that it is unwilling, unable or ineligible to continue as depository for such global note and is not replaced by a successor depository, (ii) the Issuer and the Company in their sole discretion at any time determine not to have all of the Notes represented by the global note and notify the Trustee thereof, or (iii) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) with respect to the Notes represented by such global note. See "DTC Book-Entry-Only System" in the accompanying Prospectus.

     The Notes will mature on December 15, 2007. The Notes will bear interest from December 9, 1997 (at the rate of interest referred to above) payable on June 15 and December 15 of each year or, if any interest payment date or maturity date is not a Business Day, payments due on such date may be made on the next following Business Day with the same force and effect as if made on such date, commencing on June 15, 1998. Subject to certain exceptions therein set forth, the Indenture provides for the payment of interest on any interest payment date only to persons in whose names the Notes are registered on the regular record date, which is the June 1 or December 1, as the case may be (whether or not a business day), next preceding such interest payment date. Interest payments on the Notes will include interest accrued to, but excluding, the applicable interest payment date or maturity date.

     Upon the occurrence of a "Change in Control" as defined in the Indenture, the Issuer shall be obligated, at the election of each holder of Notes, to purchase such Notes at the principal amount thereof plus accrued interest to the purchase date. See "Description of Debt Securities and Guarantees -- Issuer's Obligation to Purchase Debt Securities on Change of Control" in the accompanying Prospectus.

OPTIONAL REDEMPTION

     The Notes are redeemable at the option of the Issuer, in whole but not in part, at the principal amount thereof, plus accrued interest in the event of certain tax law changes requiring the payment of Additional Amounts. See "Description of Debt Securities and Guarantees -- Redemption for Tax Reasons" in the accompanying Prospectus. The Notes are also redeemable as a whole or in part, at the option of the Issuer at any time, at a redemption price equal to the greater of (i) 100 percent of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 15 basis points, plus in each case accrued interest to the date of redemption.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means Salomon Brothers Inc, or, if such firm is unwilling or unable to select the Comparable Treasury Issue, and independent investment banking institution of national standing appointed by the Trustee.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of the principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc, Chase Securities Inc., Citicorp Securities, Inc., Goldman, Sachs & Co. and UBS Securities LLC; provided, however, that if any of the foregoing shall cease to be a U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Issuer shall substitute therefor another Primary Treasury Dealer.

     Holders of Notes to be redeemed will be given notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

     Unless the Issuer and the Company default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portion thereof called for redemption.

     Except as noted above, the Notes are not redeemable prior to maturity and will not be subject to any sinking fund.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Terms Agreement, the Issuer has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF NOTES
                        -----------                           ----------------
Salomon Brothers Inc........................................    $ 42,500,000
Chase Securities Inc........................................      42,500,000
Citicorp Securities, Inc....................................      42,500,000
UBS Securities LLC..........................................      42,500,000
                                                                ------------
          Total.............................................    $170,000,000
                                                                ============

     Under the terms and conditions of the Underwriting Agreement and the Terms Agreement, the several Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession not to exceed 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Issuer and Company have been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. Accordingly, no assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Issuer in the offering. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Underwriters and/or certain of their affiliates have engaged and may in the future engage in investment banking and/or commercial banking transactions with the Company and certain of its affiliates in the ordinary course of business.

     The Chase Manhattan Bank, which is the Trustee, is the global administrative agent and Australian syndication agent and Chase Securities Inc. (one of the Underwriters) and The Chase Manhattan Bank of Canada, affiliates of The Chase Manhattan Bank, are the global arranger and Canadian syndication agent, respectively, of certain portions of the Company's global credit facility. The Chase Manhattan Bank and The Chase Manhattan Bank of Canada are also lenders under such facility. The Chase Manhattan Bank is also the technical bank for, and a lender under, the credit facility entered into by certain of the Company's Egyptian subsidiaries. Chase Manhattan International Limited, an affiliate of The Chase Manhattan Bank, is the facility agent for the Egyptian credit facility. Chase Securities Inc. and Chase Manhattan PLC, an affiliate of Chase Securities Inc., acted as arrangers for the Company's Egyptian credit facility. Union Bank of Switzerland, an affiliate of UBS Securities LLC (one of the Underwriters), is a lender under certain portions of the Company's global credit facility. Citibank, N.A. and Citisecurities Limited, affiliates of Citicorp Securities Inc. (one of the Underwriters), are, respectively, a lender under certain portions of the Company's global credit facility and the Australian administrative agent under the Australian portion of the Company's global credit facility.

     Each of the Company and the Issuer has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     Certain U.S. legal matters regarding the Notes offered hereby other than United States federal or state securities laws have been passed upon for the Company by its Vice President and General Counsel, Z. S. Kobiashvili. As of the date of this Prospectus Supplement, Mr. Kobiashvili owns 1,291 shares of Apache Common Stock through the Company's retirement/401(k) savings plan; holds employee stock options to purchase 31,900 shares of Apache Common Stock, of which 13,225 options are currently exercisable; and holds a conditional grant under Apache's 1996 Share Price Appreciation Plan relating to 18,900 shares of Apache Common Stock, none of which is vested. Certain U.S. legal matters will also be passed upon for the Company and the Issuer by Woodard, Hall & Primm, P.C., Houston, Texas, and certain Australian legal matters will be passed upon for the Company and the Issuer by Arthur Robinson & Hedderwicks, Melbourne, Victoria, Australia. Certain U.S. legal matters will be passed upon for the Underwriters by Brown & Wood LLP, New York, New York.

PROSPECTUS

$300,000,000                                                             [APACHE
CORPORATION LOGO]

APACHE FINANCE PTY LTD
(ACN 080 591 900)

DEBT SECURITIES

IRREVOCABLY AND UNCONDITIONALLY GUARANTEED BY
APACHE CORPORATION

Apache Finance Pty Ltd, a proprietary company with limited liability organized under the laws of the Australian Capital Territory, Australia (the "Issuer"), and a wholly-owned indirect subsidiary of Apache Corporation (the "Company" or "Apache"), intends from time to time to issue senior unsecured debt securities ("Debt Securities") in one or more series, at an aggregate initial offering price not to exceed $300,000,000, at prices and on terms to be determined at or prior to the time of sale. The specific designation, aggregate principal amount, maturity, interest rate, method of distribution, and any prepayment or other variable terms with regard to the Debt Securities in respect of which this Prospectus is delivered will be, to the extent not set forth herein, set forth in an accompanying Prospectus Supplement.

The Debt Securities will be irrevocably and unconditionally guaranteed (the "Guarantees") by the Company (in such capacity, the "Guarantor"), and the Guarantees will rank on a parity with all unsecured and unsubordinated indebtedness of the Company.

Unless otherwise specified herein or in the applicable Prospectus Supplement, the Debt Securities will be issued in fully registered book-entry form as global bonds or global notes and will be registered in the name of The Depository Trust Company, as depository ("DTC"), or its nominee. Interests in such Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Debt Securities issued in book-entry form will not be issuable as certificated securities except as specified herein or in the applicable Prospectus Supplement. See "DTC Book-Entry-Only System." Payment of the principal of, and premium, if any, and interest on the Debt Securities will be made to DTC if and so long as DTC or its nominee is the registered owner of the Debt Securities. The disbursement of such payments to beneficial owners of the Debt Securities ("Beneficial Owners") will be the responsibility of the DTC Participants and the Indirect Participants, all as defined and more fully described in this Prospectus under the caption "DTC Book-Entry-Only System."

The applicable Prospectus Supplement will contain information, where applicable and to the extent not set forth herein, concerning certain United States federal income tax considerations relating to the Debt Securities covered by such Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Debt Securities may be sold directly by the Issuer to one or more institutional purchasers, through agents designated from time to time, through dealers or underwriters, or through any combination of the above. If any agents of the Issuer, the Company or any underwriters are involved in the sale of the Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement. See "Plan of Distribution" for indemnification arrangements which the Issuer and the Company are prepared to make available to underwriters and agents for the sale of the Debt Securities.

The date of this Prospectus is November 24, 1997.

     Neither the Issuer nor the Company has authorized, or taken any action to cause, the issue or distribution in the Commonwealth of Australia, any of its States, territories or possessions or any political subdivision thereof ("Australia"), or to any resident of Australia, of this Prospectus or any other document inviting applications or offers to subscribe for or buy the Debt Securities offered hereby or offering such Debt Securities for subscription or purchase and, accordingly, neither this Prospectus (whether in draft or definitive form) nor any such other document may be issued or distributed in Australia or to any resident of Australia.

     No prospectus in relation to the Debt Securities has been lodged with or registered by the Australian Securities Commission. In connection with the distribution of the Debt Securities, each underwriter or agent in respect of each series of Debt Securities will represent and agree that (a) no Debt Securities issued by the Issuer shall be offered or sold, directly or indirectly, in Australia or any state or territory thereof or to a corporation, partnership, trust or other entity organized under the laws of, or resident in, Australia and (b) no documents in relation to an offer of Debt Securities shall be distributed in Australia or in or from a state or territory thereof.

     Apache Finance Pty Ltd is an Australian proprietary company with limited liability. Some of its directors and executive officers, and the experts named herein, reside outside the United States (principally in Australia). All or a substantial portion of the assets of these persons and of Apache Finance Pty Ltd are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons or Apache Finance Pty Ltd judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. Apache Finance Pty Ltd has been advised by its Australian counsel, Arthur Robinson & Hedderwicks, that there is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated upon the federal securities laws of the United States. Apache Finance Pty Ltd will appoint CT Corporation System as authorized agent upon which process may be served in any action arising out of or based upon the Indenture hereinafter described or the Debt Securities or the Guarantees which may be instituted in any federal or state court having subject matter jurisdiction in the Borough of Manhattan, The City of New York, New York. See "Description of Debt Securities and Guarantees."

     Neither any associate (as defined in Division 16F of the Income Tax Assessment Act 1936 of the Commonwealth of Australia (the "Tax Act") (but on the basis that subparagraphs 159GZC(1)(a)(ii), (1)(b)(i) and (1)(d)(i) of the Tax Act do not apply) of the Issuer (an "Associate") nor any resident of Australia may (directly or indirectly) acquire any Debt Securities or any interest in or right in respect of the Debt Securities (other than such a person who acquires Debt Securities or such interest or right in the capacity of a dealer in relation to the placement of the Debt Securities, interest or right).

     Each person who so acquires any Debt Securities or such interest or right will be deemed to have warranted in favor of the Issuer that the person is neither an Associate nor a resident of Australia. Any Associate who so acquires any Debt Securities or any interest in or right in respect of the Debt Securities may be subject to Australian interest withholding tax and, if so, will not be entitled to receive any payment of Additional Amounts (as defined herein) from the Issuer or the Guarantor.

     There are currently no Australian exchange controls which restrict the payment of interest or Additional Amounts (as defined herein), or repayment of principal to holders of the Debt Securities who are not residents of Australia, provided they are not nationals of or connected with Iraq or Libya. The authority of the Reserve Bank of Australia is required for certain payments to the government of Iraq, the government of or the authorities in Libya, or the authorities in the former Federal Republic of Yugoslavia (Serbia and Montenegro) or their respective agencies or nationals.

                             AVAILABLE INFORMATION

     Apache is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by Apache can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or on the Internet at http://www.sec.gov. In addition, reports, proxy statements and other information concerning Apache may be inspected at the offices of The New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005, and also at the offices of the Chicago Stock Exchange ("CSE"), One Financial Place, 440 S. LaSalle Street, Chicago, Illinois 60605-1070. The address of the Company's principal executive offices and its telephone number are 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400 and (713) 296-6000.

     The Company and the Issuer have filed with the SEC a Registration Statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The information so omitted may be obtained from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed, each such statement being qualified in its entirety by such reference.

     Apache, on behalf of the Issuer, and the Issuer will make application to the SEC for an order of the SEC exempting the Issuer from the reporting requirements of the Exchange Act. If such order is granted, or the SEC otherwise grants relief to the Issuer from such reporting requirements, the Issuer will not be subject to the informational requirements of the Exchange Act. Subject to SEC relief, the Company also does not intend to include in its consolidated financial statements any separate financial information with respect to the Issuer. In addition, in view of the Guarantees, the Issuer does not intend to furnish to holders of Debt Securities separate financial statements of the Issuer or other reports.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents previously filed by the Company with the SEC pursuant to the Exchange Act (SEC File No. 1,-4300) are incorporated in and made a part of this Prospectus:

     a. Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

     b. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

     c. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997.

     d. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997.

     e. Current Report on Form 8-K dated June 13, 1997.

     f. Current Report on Form 8-K dated August 8, 1997.

     g. Current Report on Form 8-K dated October 8, 1997.

     All documents which the Company files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or in any accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Certain statements contained herein or in the accompanying Prospectus Supplement, including, without limitation, the statements in "The Company" which are not historical facts, or incorporated by reference herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. Certain factors as discussed herein or in the Company's Exchange Act filings with the SEC, including the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, could cause actual results to differ materially from those in the forward-looking statements. Unless otherwise specifically provided herein or in any accompanying Prospectus Supplement, references to "$" or "dollars" in this Prospectus or any such Prospectus Supplement shall mean United States dollars.

     The Company undertakes to provide without charge, upon the written or oral request of any person to whom a copy of this Prospectus has been delivered, a copy of any or all of the documents referred to above which are incorporated in this Prospectus by reference, other than exhibits to such documents. Requests should be directed to Cheri L. Peper, Corporate Secretary, Apache Corporation, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400; (713) 296-6000.

                             ---------------------

     All defined terms under Rule 4-10(a) of Regulation S-X promulgated under the Securities Act shall have their statutorily-prescribed meanings when used in this Prospectus. Quantities of natural gas are expressed in this Prospectus in terms of thousand cubic feet ("Mcf"), million cubic feet ("MMcf") or billion cubic feet ("Bcf"). Oil (which includes condensate) is quantified in terms of barrels ("bbls"), thousands of barrels ("Mbbls") and millions of barrels ("MMbbls"). One barrel of oil is the energy equivalent of six Mcf of natural gas, expressed as a barrel of oil equivalent. Natural gas is compared to oil in terms of thousand barrels of oil equivalent ("Mboe") and in million barrels of oil equivalents ("MMboe"). Oil and natural gas liquids are compared with natural gas in terms of million cubic feet equivalent ("MMcfe") and billion cubic feet equivalent ("Bcfe"). Daily oil and gas production is expressed in terms of barrels of oil per day ("bopd") and thousands of cubic feet of gas per day ("Mcfd"), respectively. The Company's "net" working interest in wells or acreage is determined by multiplying gross wells or acreage by the Company's working interest therein. Unless otherwise specified, all references to wells and acres are gross.

                                  THE COMPANY

     Apache Corporation, a Delaware corporation formed in 1954, is an independent energy company that primarily explores for, develops and produces crude oil and natural gas. In North America, the Company's exploration and production interests are focused on the Gulf of Mexico, the Anadarko Basin, the Permian Basin, the Gulf Coast, East Texas and the Western Sedimentary Basin of Canada. Outside North America, the Company has exploration and production interests offshore Western Australia and in Egypt, and exploration interests in China, Poland, offshore the Ivory Coast, and in Indonesia. The common stock, par value $1.25 per share, of Apache ("Apache Common Stock") has been listed on the NYSE since 1969, and on the CSE since 1960.

     The Company holds interests in many of its North American and international properties through operating subsidiaries, such as Apache Canada Ltd., MW Petroleum Corporation, Apache Energy Limited, Apache International, Inc., Apache Overseas, Inc., and Apache PHN Company, Inc., formerly known as The Phoenix Resource Companies, Inc. The Company treats all operations as one segment of business.

                                   THE ISSUER

     Apache Finance Pty Ltd is a proprietary company with limited liability organized in October 1997 under the laws of the Australian Capital Territory, Australia. Apache Finance Pty Ltd is a wholly-owned indirect subsidiary of the Company. The purpose of Apache Finance Pty Ltd is to undertake borrowings on behalf of the Company and certain other subsidiaries of the Company and to advance the proceeds of such borrowings to the Company or certain of its other subsidiaries of the Company.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used to refinance outstanding indebtedness and for other general corporate purposes. To the extent proceeds are used to refinance outstanding indebtedness, certain terms of the indebtedness being refinanced will be set forth in the applicable Prospectus Supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratios of earnings to fixed charges were as follows for the respective periods indicated:

 NINE MONTHS
    ENDED
SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
-------------   --------------------------------
1997    1996    1996   1995   1994   1993   1992
-----   -----   ----   ----   ----   ----   ----
2.91     2.33   2.72   1.15   2.34   2.37   .72

     The Company's ratios of earnings to fixed charges were computed based on:
(A) consolidated income or losses from continuing operations before income taxes and fixed charges (excluding interest capitalized); and (B) consolidated fixed charges, which consist of interest on indebtedness (including amounts capitalized), amortization of debt discount and expense and the estimated portion of rental expense attributable to interest. Earnings were inadequate to cover fixed charges by $14.8 million for 1992, due to write downs of the carrying value of the U.S. and Canadian oil and gas properties of DEK Energy Company ("DEKALB"), formerly known as DEKALB Energy Company, and losses incurred on the divestiture of certain of DEKALB's U.S. assets.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities and the Guarantees will be issued under an indenture (the "Indenture") entered into among the Issuer, the Company and The Chase Manhattan Bank, as trustee (the "Trustee"). Pursuant to the Guarantees, the Company will irrevocably and unconditionally guarantee payments of principal, premium, if any, interest and Additional Amounts, if any, with respect to the Debt Securities. The Debt Securities to be offered by this Prospectus are limited to an aggregate initial offering price not to exceed $300,000,000. However, the Indenture does not limit the amount of Debt Securities which can be issued thereunder and provides that additional Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Issuer and the Company. Unless otherwise indicated herein or in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof.

     The maturity date, interest payment dates, and rate of interest of the Debt Securities will be as set forth in the Prospectus Supplement applicable thereto. Subject to certain exceptions therein set forth, the Indenture provides for the payment of interest on any interest payment date only to persons in whose names the Debt Securities are registered on the regular record date, which is the last day of the respective calendar months preceding the month in which an interest payment is due (whether or not a business day).

     A copy of the Indenture is an exhibit to the Registration Statement of which this Prospectus is a part. The information herein includes a summary of certain provisions of the Indenture and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture including the definition therein of certain terms. The following summaries set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will, to the extent not described herein, be described in the Prospectus Supplement relating to such Debt Securities.

PROVISIONS APPLICABLE TO ALL DEBT SECURITIES

  General

     Reference is made to the Prospectus Supplement that accompanies this Prospectus for the following terms, to the extent permitted by the Indenture, and other information with respect to the Debt Securities being offered thereby, to the extent not described herein: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of the principal amount at which such Debt Securities will be issued; (iii) the date (or the manner of determining or extending the date or dates) on which the principal of such Debt Securities will be payable; (iv) whether such Debt Securities will be issued in fully registered form or in bearer form or any combination thereof; (v) whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form; (vi) if other than U.S. dollars, the currency or currencies or currency unit or units in which Debt Securities may be denominated and purchased and the currency or currencies or currency units in which principal, premium (if any) and any interest may be payable; (vii) if the currency for which Debt Securities may be purchased or in which principal, premium (if any) and any interest may be payable is at the election of the Issuer or the purchaser, the manner in which such an election may be made and the terms of such election; (viii) the rate or rates per annum at which such Debt Securities will bear interest, if any, or the method or methods of determination of such rate or rates and the basis upon which interest will be calculated if other than that of a 360-day year consisting of twelve 30-day months; (ix) the date or dates from which such interest, if any, on such Debt Securities will accrue or the method or methods, if any, by which such date or dates are to be determined, the date or dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any;
(x) the date or dates, if any, on or after which, or the period or periods, if any, within which, and the price or prices at which the Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Issuer or of the holder thereof and the other terms and provisions of such optional redemption; (xi) information with respect to book-entry procedures relating to global Debt Securities; (xii) whether and under what circumstances the Issuer will pay Additional Amounts as contemplated by
Section 1004 of the Indenture (the term "interest," as used in this Prospectus, shall include such Additional Amounts) on such Debt Securities to any holder who is a United States Alien (as defined in the Indenture) (including any modification to the definition of such terms contained in the Indenture as originally executed) in respect of any tax, assessment or governmental charge and, if so, whether the Issuer will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); (xiii) any deletions from, modifications of or additions to the Events of Default or covenants of the Issuer with respect to any of such Debt Securities; (xiv) if either or both of Section 402(2) relating to defeasance or
Section 402(3) relating to covenant defeasance shall not be applicable to the Debt Securities of such series, or any covenants in addition to those specified in Section 402(3) relating to the Debt Securities of such series shall be subject to covenant defeasance, and any deletions from, or modifications or additions to, the provisions of Article Four of the Indenture relating to satisfaction and discharge in respect of the Debt Securities of such series;
(xv) any index or other method used to determine the amount of payments of principal, premium (if any) and interest, if any, on such Debt Securities; (xvi) if a trustee other than The Chase Manhattan Bank is named for such Debt Securities, the name of such trustee; and (xvii) any other specific terms of the Debt Securities. All Debt Securities of any one series need not be issued at the same time and all the Debt Securities of any one series need not bear interest at the same rate or mature on the same date.

     If any of the Debt Securities are sold for foreign currencies or foreign currency units or if the principal of, or premium, if any, or interest, if any, on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such Debt Securities and such foreign currencies or foreign currency units will be set forth in the applicable Prospectus Supplement.

     Other than as described below under "Limitation on Liens" and "Issuer's Obligation to Purchase Debt Securities on Change in Control," the Indenture does not contain any provision that would limit the ability of the Company or the Issuer to incur indebtedness or that would afford holders of Debt Securities protection in the event of a decline in the credit quality of the Company or the Issuer or a takeover, recapitalization or highly leveraged or similar transaction involving the Company or the Issuer. Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby, to the extent not otherwise described herein, for any information with respect to any deletions from, modifications of or additions to the Events of Default described below or covenants of the Company and the Issuer contained in the Indenture, including any addition of a covenant or other provision providing event risk or similar protection.

  Guarantees

     The Company will irrevocably and unconditionally guarantee to each holder of a Debt Security issued by the Issuer and authenticated and delivered by the Trustee the due and punctual payment of the principal of, and any premium and interest on, such Debt Security, when and as the same shall become due and payable, whether at maturity, upon acceleration, by call for redemption, repayment or otherwise in accordance with the terms of the Debt Securities and of the Indenture. The Company has (a) agreed that its obligations under the Guarantees in the event of an Event of Default will be as if it were principal obligor and not merely surety, and will be enforceable irrespective of any invalidity, irregularity or unenforceability of any series of the Debt Securities or the Indenture or any supplement thereto and (b) waived its right to require the Trustee or the holders to pursue or exhaust its legal or equitable remedies against the Issuer prior to exercising its rights under the Guarantees.

  Ranking

     The Guarantees will be unsecured obligations of the Company, and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Debt Securities issued by the Issuer will be unsecured obligations of the Issuer, and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Issuer.

     Dividend and other distributions to the Company from its various subsidiaries may be subject to certain statutory, contractual and other restrictions (including, without limitation, exchange controls that may be applicable to foreign subsidiaries). The rights of any creditors of the Company to participate in the assets of any subsidiary upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary. The claims of holders under the Debt Securities or the Guarantees will be effectively subordinated to the claims of creditors of the Company's subsidiaries. The Indenture does not restrict the amount of indebtedness that may be incurred by the Issuer, the Company or its other subsidiaries.

  Interest Rates

     The Debt Securities will earn interest at the fixed or floating rate for the period of time specified in the applicable Prospectus Supplement.

     If the Debt Securities earn interest at a floating rate, the applicable Prospectus Supplement shall state the Interest Rate Basis or Bases (including
(a) the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any), the Interest Payment Period and Dates, the Index Maturity and the Maximum Interest Rate and/or Minimum Interest Rate, if any, as such terms are defined below. If one or more of the applicable Interest Rate Bases is LIBOR, the Prospectus Supplement must also specify the Index Currency and Designated LIBOR Page, as such terms are defined below. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities shall bear interest on the basis of a 360-day year consisting of twelve 30-day months.

     The "Spread" is the number of basis points to be added to or subtracted from the related Interest Rate Basis or Bases applicable to each respective Debt Security. The "Spread Multiplier" is the percentage of the related Interest Rate Basis or Bases by which such Interest Rate Basis or Bases will be multiplied to determine the applicable interest rate. The "Index Maturity" is the period to maturity of the instrument or obligation with respect to which the related Interest Rate Basis or Bases will be calculated.

     Unless otherwise specified in the Prospectus Supplement, the Interest Rate Basis may, as described below, include (i) the Commercial Paper Rate, (ii) LIBOR, (iii) the Treasury Rate, or (iv) such other Interest Rate Basis or interest rate formula as may be specified in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will specify whether the floating rate of interest will be reset daily, weekly, monthly, quarterly, semiannually or annually or on such other specified basis (each, an "Interest Reset Period") and the dates on which such rate of interest will be reset (each, an "Interest Reset Date"). Unless otherwise specified in the applicable Prospectus Supplement, the Interest Reset Dates will be, in the case of a floating interest rate which resets: (i) daily, each Business Day; (ii) weekly, the Wednesday of each week (unless the Treasury Rate is an applicable Interest Rate Basis, in which case the Tuesday of each week except as described below); (iii) monthly, the third Wednesday of each month; (iv) quarterly, the third Wednesday of March, June, September and December of each year, (v) semiannually, the third Wednesday of the two months specified in the applicable Prospectus Supplement; and (vi) annually, the third Wednesday of the month specified in the applicable Prospectus Supplement. If any Interest Reset Date would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding Business Day, unless LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, in which case such Interest Reset Date will be the immediately preceding Business Day. In addition, if the Treasury Rate is an applicable Interest Rate Basis and the Interest Determination Date would otherwise fall on an

Interest Reset Date, then such Interest Reset Date will be postponed to the next succeeding Business Day.

     The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined by the Calculation Agent (as hereinafter defined), after consultation with the Issuer, as of the applicable Interest Determination Date on or prior to the Calculation Date (as hereinafter defined). The "Interest Determination Date" (i) with respect to the Commercial Paper Rate will be the second Business Day immediately preceding the applicable Interest Reset Date; (ii) with respect to LIBOR will be the second London Business Day immediately preceding the applicable Interest Reset Date, unless the Index Currency is British pounds sterling, in which case the "Interest Determination Date" will be the applicable Interest Reset Date; and
(iii) with respect to the Treasury Rate will be the day in the week in which the applicable Interest Reset Date falls on which day Treasury Bills (as hereinafter defined) are auctioned during or for the week in which the applicable Interest Reset Date falls (Treasury Bills being normally sold at an auction held on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday); provided, however, that if an auction is held on the Friday of the week preceding the applicable Interest Reset Date, the Interest Determination Date will be such preceding Friday, provided, further, that if the Interest Determination Date would otherwise fall on an Interest Reset Date, then such Interest Reset Date will be postponed to the next succeeding Business Day. The "Interest Determination Date" pertaining to a floating interest rate which is determined by reference to two or more Interest Rate Bases will be the most recent Business Day which is at least two Business Days prior to the applicable Interest Reset Date on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined as of such date, and the applicable interest rate will take effect on the applicable Interest Reset Date.

     Either or both of the following may also apply to the floating interest rate on Debt Securities: (i) a Maximum Interest Rate, or ceiling, that may accrue during any Interest Reset Period, and (ii) a Minimum Interest Rate, or floor, that may accrue during any Interest Reset Period. In addition to any Maximum Interest Rate that may apply, the interest rate on any Debt Securities will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States laws of general application.

     Except as provided below or in the applicable Prospectus Supplement, interest will be payable, in the case of floating interest rates which reset:
(i) daily, weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Prospectus Supplement; (ii) quarterly, on the third Wednesday of March, June, September and December of each year; (iii) semiannually, on the third Wednesday of the two months of each year specified in the applicable Prospectus Supplement; and (iv) annually, on the third Wednesday of the month of each year specified in the applicable Prospectus Supplement. If any Interest Payment Date other than the Maturity Date for the payment of interest at a floating rate would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that if LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

     All percentages resulting from any calculation of floating interest rates will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545 percent (or .09876545) would be rounded to 9.87655 percent (or .0987655)), and all amounts used in or resulting from such calculation will be rounded, in the case of United States dollars, to the nearest cent or, in the case of a foreign currency or composite currency, to the nearest unit (with one-half cent or unit being rounded upwards).

     Accrued floating rate interest will be calculated by multiplying the principal amount of the Debt Securities to which it relates by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factor calculated for each day in the applicable Interest Reset Period. Unless otherwise specified in the applicable Prospectus Supplement, the interest factor for each such day will be computed by dividing the interest rate applicable to such day by 360, if an applicable Interest Rate Basis is the Commercial Paper Rate or LIBOR, or by the actual number of days in the year if an applicable Interest Rate Basis is the Treasury Rate. Unless otherwise specified in the applicable Prospectus Supplement, if the floating interest rate is calculated with reference to two or more Interest Rate Bases, the interest factor will be calculated in each period in the same manner as if only one of the applicable Interest Rate Bases applied as specified in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, The Chase Manhattan Bank will be the "Calculation Agent." Upon request of the Beneficial Owner of any Debt Securities, the Calculation Agent will disclose the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the "Calculation Date," if applicable, pertaining to any Interest Determination Date will be the earlier of
(i) the tenth calendar day after such Interest Determination Date or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the Maturity Date, as the case may be.

     Unless otherwise specified in the applicable Prospectus Supplement, the Calculation Agent shall determine each Interest Rate Basis in accordance with the following provisions.

     Commercial Paper Rate. Unless otherwise specified in the applicable Prospectus Supplement, "Commercial Paper Rate" means, with respect to any Interest Determination Date for which the interest rate is determined with reference to the Commercial Paper Rate (a "Commercial Paper Rate Interest Determination Date"), the Money Market Yield (as hereinafter defined) on such date of the rate for commercial paper having the Index Maturity specified in the applicable Prospectus Supplement as published in H.15(519) under the heading "Commercial Paper." In the event that such rate is not published by 3:00 p.m., New York City time, on the related Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be the Money Market Yield of the rate for commercial paper having the Index Maturity specified in the applicable Prospectus Supplement as published in Composite Quotations under the heading "Commercial Paper" (with an Index Maturity of one month or three months being deemed to be equivalent to an Index Maturity of 30 days or 90 days, respectively). If such rate is not yet published in either H.15(519) or Composite Quotations by 3:00 p.m., New York City time, on the related Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 a.m., New York City time, on such Commercial Paper Rate Interest Determination Date of three leading dealers of commercial paper in New York, New York selected by the Calculation Agent, after consultation with the Issuer, for commercial paper having the Index Maturity specified in the applicable Prospectus Supplement placed for an industrial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized statistical rating organization; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate determined as of such Commercial Paper Rate Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

     "Money Market Yield" means a yield (expressed as a percentage) calculated in accordance with the following formula:

Money Market Yield =         D x 360   x 100
                       -------------
                       360 - (D x M)

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the Interest Period for which interest is being calculated.

     LIBOR. Unless otherwise specified in the applicable Prospectus Supplement, "LIBOR" means the rate determined in accordance with the following provisions:

          (i) With respect to any Interest Determination Date for which the interest rate is determined with reference to LIBOR (a "LIBOR Interest Determination Date"), LIBOR will be either: (a) if "LIBOR Reuters" is specified in the applicable Prospectus Supplement, the arithmetic mean of the offered rates (unless the Designated LIBOR Page by its terms provides only for a single rate, in which case such single rate shall be used) for deposits in the Index Currency having the Index Maturity specified in such Prospectus Supplement, commencing on the applicable Interest Reset Date, that appear (or, if only a single rate is required as aforesaid, appears) on the Designated LIBOR Page as of 11:00 a.m., London time, on such LIBOR Interest Determination Date, or (b) if "LIBOR Telerate" is specified in the applicable Prospectus Supplement or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Prospectus Supplement as the method for calculating LIBOR, the rate for deposits in the Index Currency having the Index Maturity specified in such Prospectus Supplement, commencing on such Interest Reset Date, that appears on the Designated LIBOR Page as of 11:00 a.m., London time, on such LIBOR Interest Determination Date. If fewer than two such offered rates appear, or if no such rate appears, as applicable, LIBOR on such LIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

          (ii) With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent, after consultation with the Issuer, to provide the Calculation Agent with its offered quotation for deposits in the Index Currency for the period of the Index Maturity specified in the applicable Prospectus Supplement, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the applicable Principal Financial Center, on such LIBOR Interest Determination Date by three major banks in such Principal Financial Center selected by the Calculation Agent, after consultation with the Issuer, for loans in the Index Currency to leading European banks, having the Index Maturity specified in the applicable Prospectus Supplement and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date.

          (iii) "Index Currency" means the currency or composite currency specified in the applicable Prospectus Supplement as to which LIBOR shall be calculated. If no such currency or composite currency is specified in the applicable Prospectus Supplement, the Index Currency shall be United States dollars.

     "Principal Financial Center" means the capital city of the country issuing the Index Currency, except that with respect to United States dollars, Australian dollars, Deutsche marks, Dutch guilders, Italian lire, Swiss francs and ECUs, the Principal Financial Center shall be New York City, Sydney, Frankfurt, Amsterdam, Milan, Zurich and Luxembourg, respectively.

     "Designated LIBOR Page" means (a) if "LIBOR Reuters" is specified in the applicable Prospectus Supplement, the display on the Reuters Monitor Money Rates Service (or any successor service) for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency, or

(b) if "LIBOR Telerate" is specified in the applicable Prospectus Supplement or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Prospectus Supplement as the method for calculating LIBOR, the display on the Dow Jones Markets Limited (or any successor service) on the page specified in the applicable Prospectus Supplement (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency.

     Treasury Rate. Unless otherwise specified in the applicable Prospectus Supplement, "Treasury Rate" means, with respect to any Interest Determination Date for which the interest rate is determined by reference to the Treasury Rate (a "Treasury Rate Interest Determination Date"), the rate from the auction held on such Treasury Rate Interest Determination Date (the "Auction") of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified in the applicable Prospectus Supplement, as such rate is published in H.15(519) under the heading "Treasury Bills -- auction average (investment)" or, if not published by 3:00 p.m., New York City time, on the related Calculation Date, the auction average rate of such Treasury Bills (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) as otherwise announced by the United States Department of the Treasury. In the event that the results of the Auction of Treasury Bills having the Index Maturity specified in the applicable Prospectus Supplement are not reported as provided by 3:00 p.m., New York City time, on the related Calculation Date, or if no such Auction is held, then the Treasury Rate will be calculated by the Calculation Agent, after consultation with the Issuer, and will be a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such Treasury Rate Interest Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent, after consultation with the Issuer, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable Prospectus Supplement; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date.

  Discount, Series, Maturities, Registration, and Payment

     The Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. See "Certain Tax
Considerations -- United States Federal Income Tax Considerations" and "Certain Tax Considerations -- Australian Tax Considerations" herein. United States federal income tax consequences and special considerations applicable to any such series may also be described in the Prospectus Supplement relating thereto.

     The Debt Securities may be issued in one or more series with the same or various maturities. (Section 301) Debt Securities may be issued solely in fully registered form without coupons ("Registered Securities"), solely in bearer form with or without coupons ("Bearer Securities"), or as both Registered Securities and Bearer Securities. (Section 301) Registered Securities may be exchangeable, upon surrender, for other Debt Securities of the same series, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the aforementioned office. No service charge will be made to the holder for any such exchange or transfer, except for any tax or governmental charge incidental thereto. If Debt Securities of any series are issued as Bearer Securities, the applicable Prospectus Supplement will contain any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities of the series may be exchanged for Registered Securities of the series and, if permitted by applicable laws and regulations, the terms upon which Registered Securities of the series may be exchanged for Bearer Securities of the series, whether such Debt Securities are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global security may exchange such interests for Debt Securities of such series and the circumstances under which any such exchanges may occur.

     Unless otherwise specified in the applicable Prospectus Supplement, principal, premium, if any, and interest, if any, with respect to the Debt Securities offered thereby will be payable at the office or agency of the Issuer and the Company maintained for such purposes in the city where the principal corporate trust office of the Trustee is located, and will initially be the principal corporate trust office of the Trustee, provided that payment of interest, if any, may be made (subject to collection) by check mailed to the persons in whose names the Debt Securities are registered at the close of business on the day specified in the applicable Prospectus Supplement.

  Form, Exchange, Registration and Transfer

     Debt Securities will be exchangeable for other Debt Securities of the same series and of like tenor, of any authorized denominations and of a like aggregate principal amount and Stated Maturity (as defined in the Indenture). Registered Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) at the office of the Trustee or at the corporate trust office of any transfer agent designated by the Issuer or the Company for such purpose, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the books of the Trustee or such transfer agent contingent upon such Trustee or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. (Section 305)

     In the event of any redemption of Debt Securities, neither the Issuer nor the Company shall be required to: (i) issue, register the transfer of or exchange such Debt Securities during a period beginning at the opening of business 15 days before any selection of such Debt Securities to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or (ii) register the transfer of or exchange any such Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

  Limitation on Liens

     Nothing in the Indenture, the Debt Securities or the Guarantees will in any way limit the amount of indebtedness or securities (other than the Debt Securities) which may be incurred or issued by the Company or any of its Subsidiaries (as defined in the Indenture). The Indenture provides that neither the Issuer nor the Company nor any other Subsidiary will issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed secured by any mortgage, lien, pledge, security interest or other encumbrance (defined in the Indenture as "Liens") upon any of its property, subject to certain exceptions set forth in the Indenture, without making effective provisions whereby any and all Debt Securities then outstanding shall be secured by a Lien equally and ratably with any and all other obligations thereby secured. Such restrictions will not, however, apply to (a) Liens existing on the date of the Indenture or provided for under the terms of agreements existing on the date thereof; (b) Liens on property to secure (i) all or part of the cost of exploring, producing, gathering, processing, marketing, drilling or developing such property, or to secure indebtedness incurred to provide funds therefor; or (ii) indebtedness incurred to finance all or part of the cost of acquiring, constructing, altering, improving or repairing any such property or assets, or securing indebtedness incurred to provide funds therefor;
(c) Liens which secure only indebtedness owing by a Subsidiary to the Issuer or the Company, or to one or more Subsidiaries, or the Company and one or more Subsidiaries; (d) Liens on the property of any corporation or other entity existing at the time such corporation or entity becomes a Subsidiary; (e) Liens on any property to secure indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or indebtedness issued or guaranteed by the United States, any state or any department, agency or instrumentality of either or indebtedness issued to or guaranteed for the benefit of a foreign government, any state or any department, agency or instrumentality of either or an international finance agency or any division or department thereof, including the World Bank, the International Finance

Corporation and the Multilateral Investment Guarantee Agency; (f) any extension, renewal or replacement (or successive extensions, renewals or replacements) of any Lien referred to in the foregoing clauses (a) through (e) existing on the date of the Indenture; (g) certain Liens incurred in the ordinary course of business of the Company or (h) Liens which secure Limited Recourse Indebtedness (as defined in the Indenture). The following types of transactions, among others, shall not be deemed to create indebtedness secured by Liens: (i) the sale or other transfer of crude oil, natural gas or other petroleum hydrocarbons in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount (however determined) of money or such crude oil, natural gas or other petroleum hydrocarbons, or the sale or other transfer of any other interest in property of the character commonly referred to as a production payment, overriding royalty, forward sale or similar interest; and (ii) Liens required by any contract or statute in order to permit the Issuer, the Company or another Subsidiary to perform any contract or subcontract made by it with or at the request of the United States government or any foreign government or international finance agency, any state or any department thereof, or any agency or instrumentality of either, or to secure partial, progress, advance or other payments to the Company or any Subsidiary by any such entity pursuant to the provisions of any contract or statute. (Section 1005)

  Limitation on Sale/Leaseback Transactions

     The Indenture provides that neither the Company nor any Subsidiary will enter into any arrangement with any person (other than the Company or a Subsidiary) providing for the leasing to the Company or a Subsidiary for a period of more than three years of any property which has been, or is to be, sold or transferred by the Company or such Subsidiary to such person or to any person (other than the Company or a Subsidiary) to which funds have been or are to be advanced by such person on the security of the leased property unless either (a) the Issuer, the Company or such Subsidiary would be entitled, pursuant to the provisions described under "Limitation on Liens" above, to incur indebtedness in a principal amount equal to or exceeding the value of such sale/leaseback transaction, secured by a Lien on the property to be leased; (b) since the date of the Indenture and within a period commencing six months prior to the consummation of such arrangement and ending six months after the consummation thereof, the Issuer, the Company or such Subsidiary has expended or will expend for any property (including amounts expended for the acquisition, exploration, drilling or development thereof, and for additions, alterations, improvements and repairs thereto) an amount equal to all or a portion of the net proceeds of such arrangement and the Issuer, the Company or such Subsidiary, as the case may be, elects to designate such amount as a credit against such arrangement (with any such amount not being so designated to be applied as set forth in (c) below); or (c) the Issuer, the Company or any Subsidiary, during or immediately after the expiration of the 12 months after the effective date of such transaction, applies to the voluntary redemption, defeasance or retirement of the Debt Securities and its other Senior Indebtedness (as defined in the Indenture) an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such transaction or the fair value, in the opinion of the board of directors of the Issuer, the Company or the Subsidiary of such property at the time of entering into such transaction (in either case adjusted to reflect the remaining term of the lease and any amount utilized by the Company as set forth in (b) above), less an amount equal to the principal amount of Senior Indebtedness voluntarily retired by the Company within such 12-month period. (Section 1006)

  Exempted Indebtedness

     Notwithstanding the limitations on Liens and sale/leaseback transactions outlined above, the Issuer, the Company or any other Subsidiary may create, assume or suffer to exist Liens or enter into sale/leaseback transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect thereto, the sum of outstanding indebtedness for borrowed money incurred after the date of the Indenture and secured by such Liens plus the attributable debt in respect of such sale/leaseback transactions entered into after the date of the Indenture does not exceed 10 percent of Consolidated Net Worth (as defined in the Indenture) properly appearing on a consolidated balance sheet of the Company. (Sections 1005 and 1006)

  Assignment

     The Indenture provides that for so long as any of the Debt Securities of the Issuer are outstanding, the Issuer may assign its obligations under any series of Debt Securities to any other Subsidiary (the "Subsidiary Assignee") and such Subsidiary Assignee shall be treated as the Successor to the Issuer with respect to such series of Debt Securities, provided that the conditions set forth under "Consolidation, Merger and Sale of Assets" below that would apply to the merger of the Issuer into such Subsidiary Assignee are satisfied. (Section
802)

  Events of Default

     Unless otherwise specified in the applicable Prospectus Supplement, any one of the following events will constitute an Event of Default under the Indenture with respect to the Debt Securities of any series: (a) failure to pay any interest on any Debt Security of such series when due, continued for 30 days;
(b) failure to pay principal of (or premium, if any) on the Debt Securities of such series when due and payable, either at maturity, upon redemption or, if applicable, at 12:00 noon on the Business Day following the Change in Control Purchase Date; (c) failure to perform, or breach of, any other covenant or warranty of the Issuer or the Company in the Indenture or the Debt Securities (other than a covenant or warranty included in the Indenture solely for the benefit of a series of securities other than the Debt Securities), continued for 60 days after written notice as provided in the Indenture; (d) the acceleration of any Indebtedness (as defined in the Indenture) of the Issuer, the Company or any other Subsidiary in excess of an aggregate of $25,000,000 in principal amount under any event of default as defined in any mortgage, indenture or instrument and such acceleration has not been rescinded or annulled within 30 days after written notice as provided in the Indenture specifying such Event of Default and requiring the Issuer and the Company to cause such acceleration to be rescinded or annulled; (e) failure to pay, bond or otherwise discharge within 60 days of entry, a judgment, court order or uninsured monetary damage award against the Issuer, the Company or any other Subsidiary exceeding an aggregate of $25,000,000 in principal amount which is not stayed on appeal or otherwise being appropriately contested in good faith; (f) certain events of bankruptcy, insolvency or reorganization involving the Issuer, the Company or any other Subsidiary; and (g) any other Event of Default provided with respect to the Debt Securities of that series. (Section 501)

     If an Event of Default with respect to the Debt Securities of any series (other than an Event of Default described in (e) or (f) of the preceding paragraph) occurs and is continuing, either the Trustee or the holders of at least 25 percent in aggregate principal amount of the outstanding Debt Securities of such series by notice as provided in the Indenture may declare the principal amount of such Debt Securities to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, and subject to applicable law and certain other provisions of the Indenture, the holders of a majority in aggregate principal amount of the Debt Securities of such series may, under certain circumstances, rescind and annul such acceleration. An Event of Default described in (e) or (f) of the preceding paragraph shall cause the principal amount and accrued interest (or such lesser amount as provided for in the Debt Securities of such series) to become immediately due and payable without any declaration or other act by the Trustee or any holder. (Section 502)

     The Indenture provides that, within 90 days after the occurrence of any Event of Default thereunder with respect to the Debt Securities of any series, the Trustee shall transmit, in the manner set forth in the Indenture, notice of such Event of Default to the holders of the Debt Securities of such series unless such Event of Default has been cured or waived; provided, however, that except in the case of a default in the payment of principal of, or premium, if any, or interest, if any, or Additional Amounts, if any, on any Debt Security of such series, the Trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers (as defined in the Indenture) of the Trustee have in good faith determined that the withholding of such notice is in the interest of the holders of Debt Securities of such series. (Section 602)

     If an Event of Default occurs and is continuing with respect to the Debt Securities of any series, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of Debt Securities of such series by all appropriate judicial proceedings. (Section 504)

     The Indenture provides that, subject to the duty of the Trustee during any default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Debt Securities, unless such holders shall have offered to the Trustee reasonable indemnity. (Section 601)

     Subject to such provisions for the indemnification of the Trustee, and subject to applicable law and certain other provisions of the Indenture, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of a series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such series. (Section 512)

  Assumption by the Company

     The Company may, at its option, assume the obligations of the Issuer as obligor under any series of Debt Securities, provided that:

          (a) the Company shall expressly assume such obligations in an assumption agreement or supplemental indenture duly executed and delivered to the Trustee in form reasonably satisfactory to Trustee;

          (b) immediately after giving effect to such assumption, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

          (c) the Company shall expressly agree in an assumption agreement or supplemental indenture to immediately indemnify (pursuant to the procedure described below under "Indemnification Procedure") the holder of each Debt Security against (i) any tax, assessment or governmental charge imposed on such holder or required to be withheld or deducted from any payment to such holder (including any governmental charge or withholding tax attributable to the Company's indemnifying such holder) as a consequence of such assumption, and (ii) any costs or expenses of such assumption (except that if the Company delivers an opinion of an independent counsel or a tax consultant of recognized standing that the holders will not recognize income, gain or loss for United States federal income tax purposes as a result of such assumption, a holder will have such rights to indemnification only if and when gain for United States federal income tax purposes is actually imposed on such holder).

     Upon any such assumption, the Company shall succeed to, and be substituted for, and may exercise any right and power of, the Issuer under such series of Debt Securities and the Indenture with the same effect as if the Company had been the Issuer thereof, and the Issuer shall be released from its liability as obligor under such series of Debt Securities. (Section 804)

     See "Certain Tax Considerations -- United States Federal Income Tax Considerations -- Taxation of Dispositions" for a discussion of certain potential United States federal income tax consequences of an assumption of the Debt Securities pursuant to this provision.

  Indemnification Procedure

     If a transaction described under "Consolidation, Merger and Sale of Assets" or "Assumption by the Company" (an "Indemnifiable Transaction") should constitute a taxable event for United States federal income tax purposes, the Company or any Person (as defined in the Indenture), as the case may be, must indemnify a holder of a Debt Security against any tax, assessment, or governmental charge imposed on such holder or required to be withheld or deducted from any payment to such holder (including any governmental charge or withholding attributable to an indemnification payment made by or on behalf of the Company or any Person) and any other tax costs or tax expenses attributable to such Indemnifiable Transaction. In satisfying such indemnification obligation, the Company or any such Person, as the case may be, shall comply with the indemnification procedures below. (Section 805)

     Unless the Company or any such Person, as the case may be, delivers to the Trustee by the date of an Indemnifiable Transaction (as defined in the Indenture) an opinion of an independent counsel or a tax consultant of recognized standing to the effect that such Indemnifiable Transaction will not be a taxable event for United States federal income tax purposes, the Company or any such Person, as the case may be, shall send to each holder of a Debt Security on or prior to the date of such Indemnifiable Transaction (a) notification explaining the United States federal income tax consequences to such holder of such Indemnifiable Transaction and (b) an indemnification claim requesting (i) information concerning such holder's tax basis and holding period in a Debt Security; (ii) a statement that such holder is not an entity that is exempt from United States federal income tax as described in Section 501 of the Code; and (iii) setting forth the address to which such holder must remit such form. If the Company or any such Person delivers such an Opinion, such holder will have the indemnification rights described herein only if and when gain for United States federal income tax purposes is actually imposed on such holder.

     When the Company or any Person, as the case may be, receives from a holder of a Debt Security an indemnification claim form, the Company or any such Person, as the case may, shall within 15 business days remit to such holder a certified check in an amount equal to the sum of (a) the product of any gain recognized as a result of the Indemnifiable Transaction and the highest marginal tax rate in effect at the time of such Indemnifiable Transaction (the "Indemnification Amount") and (b) the product of the Indemnification Amount and such tax rate. For these purposes, a holder's gain shall equal the amount by which the fair market value of a Debt Security at the time of such Indemnifiable Transaction exceeds such holder's adjusted tax basis in such Debt Security.

  Issuer's Obligation to Purchase Debt Securities on Change in Control

     Upon the occurrence of a "Change in Control" as defined in the Indenture, the Issuer shall mail within 15 days of the occurrence of such Change in Control written notice regarding such Change in Control to the Trustee of the Debt Securities of each series and to every holder thereof, after which the Issuer shall be obligated, at the election of each holder thereof, to purchase such Debt Securities. Under the Indenture, a "Change in Control" is deemed to occur upon (a) the occurrence of any event requiring the filing of any report under or in response to Schedule 13D or 14D-1 pursuant to the Exchange Act disclosing beneficial ownership of either (i) 50 percent or more of the Company's Common Stock then outstanding, or (ii) 50 percent or more of the voting power of the voting stock of the Company then outstanding, (b) the consummation of sale, transfer, lease, or conveyance of the Company's properties and assets substantially as an entirety to any Person or Persons who are not Subsidiaries of the Company; and (c) the consummation of any consolidation of the Company with or merger of the Company into any other Person in a transaction in which either (i) the Company is not the sole surviving corporation or (ii) Common Stock existing prior to such transaction is converted into cash, securities or other property and those exchanging the Company's Common Stock do not receive either (x) 75 percent or more of the survivor's common stock or (y) 75 percent or more of the voting power of the survivor's voting stock, following the consummation of such transaction. The notice to be sent to every Trustee and holder upon a Change in Control shall, in addition, be published at least once in an Authorized Newspaper (as defined in the Indenture) and shall state (a) the event causing the Change in Control and the date thereof, (b) the date by which notice of such Change in Control is required by the Indenture to be given, (c) the date (which date shall be 35 business days after the occurrence of the Change in Control) by which the Issuer shall purchase Debt Securities to be purchased pursuant to the selling holder's exercise of rights on Change in Control (the "Change in Control Purchase Date"), (d) the price specified in such Debt Securities for their purchase by the Issuer (the "Change in Control Purchase Price"), (e) the name and address of the Trustee, (f) the procedure for surrendering Debt Securities to the Trustee or other designated office or agent for payment, (g) a statement of the Issuer's obligation to make prompt payment on proper surrender of such Debt Securities, (h) the procedure for holders' exercise of rights of sale of such Debt Securities by delivery of a "Change in Control Purchase Notice," and (i) the procedures for withdrawing a Change in Control Purchase Notice. No purchase of any Debt Securities shall be made if there has occurred and is continuing an Event of Default under the Indenture (other than default in payment of the Change in Control Purchase Price). In connection with any purchase of Debt Securities under this paragraph, the Issuer will comply with all Federal and state securities laws, including, specifically, Rule 13E-4, if applicable, of the Exchange Act, and any related
Schedule 13E-4 required to be submitted under such Rule. (Section 1501)

  Discharge, Defeasance and Covenant Defeasance

     The Issuer or the Company may discharge certain obligations to holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the Trustee, in trust, funds in U.S. dollars or in the Foreign Currency in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities with respect to principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Maturity thereof, as the case may be. (Section 401)

     The Indenture provides that, unless the provisions of Section 402 thereof are made inapplicable to the Debt Securities of or within any series pursuant to
Section 301 thereof, the Issuer or the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for, among other things, the obligation to pay Additional Amounts, if any upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on such Debt Securities and other obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency with respect to such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 402(2)) or (b) to be released from its obligations with respect to such Debt Securities under the covenants described in "Limitation on Liens" and "Limitation on Sale/Leaseback Transactions" above or, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance"). (Section 402(3)) Defeasance or covenant defeasance, as the case may be, shall be conditioned upon the irrevocable deposit by the Issuer or the Company with the Trustee, as trust funds in trust of an amount, in U.S. dollars or in the Foreign Currency in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities on the scheduled due dates therefor. (Section 402(4))

     Such a trust may only be established if, among other things, (i) the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Issuer or the Company is a party or by which any of them is bound, (ii) no default or Event of Default with respect to the Debt Securities to be defeased shall have occurred and be continuing on the date of the establishment of such a trust and (iii) the Issuer or the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by the Company, a Revenue Ruling published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture. (Section 402(4)(b) and (c))

     "Foreign Currency" means any currency, currency unit or composite currency, including, without limitation, the ECU, issued by the government of one or more countries other than the United States of America or by any recognized confederation or association of such governments. (Section 101)

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government or the governments in the confederation which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government or governments which issued the Foreign Currency in which the Debt Securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government or governments, which, in the case of clauses (i) and (ii), are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or any other amount with respect to any such Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by such depository receipt. (Section 101)

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Issuer or the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the Foreign Currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as such Debt Security becomes due out of the proceeds yielded by converting the amount or other properties so deposited in respect of such Debt Security into the currency in which such Debt Security becomes payable as a result of such election or such Conversion Event based on (x) in the case of payments made pursuant to clause (a) above, the applicable market exchange rate for such currency in effect on the second business day prior to such payment date, or (y) with respect to a Conversion Event, the applicable market exchange rate for such Foreign Currency in effect (as nearly as feasible) at the time of the Conversion Event. (Section 402(5))

     "Conversion Event" means the cessation of use of (i) a Foreign Currency other than the ECU both by the government of the country or the confederation which issued such Foreign Currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Union or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that are payable in a Foreign Currency that ceases to be used by the government or confederation of issuance shall be made in U.S. dollars. (Section 101)

     In the event the Issuer or the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than an Event of Default with respect to Sections 1005 and 1006 of the Indenture (which Sections would no longer be applicable to such Debt Securities after such covenant defeasance) or with respect to any other covenant as to which there has been covenant defeasance, the amount in such Foreign Currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of the Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Issuer or the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

     Under the Indenture, the Issuer and the Company are required to furnish to the Trustee annually a statement as to performance by the Issuer and the Company of certain of their respective obligations under the Indenture and as to any default in such performance. The Issuer and the Company are also required to deliver to the Trustee, within five days after occurrence thereof, written notice of any event which after notice or lapse of time or both would constitute an Event of Default. (Section 1009)

  Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Issuer, the Company and the Trustee with the consent of the holders of not less than 66 2/3 percent of the aggregate principal amount of the Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the holder of each Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or premium, if any, on, or any installment of principal, if any, of or interest on, or any Additional Amounts with respect to, any Debt Security, (b) reduce the principal amount of, or premium or interest on, or any Additional Amounts with respect to any Debt Security, (c) change the coin or currency in which any Debt Security or any premium or any interest thereon or any Additional Amounts with respect thereto is payable, (d) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity of any Debt Securities (or, in the case of redemption, on or after the Redemption Date or, in the case of repayment at the option of any holder, on or after the date for repayment or in the case of a change in control, after the change in control purchase date), (e) reduce the percentage and principal amount of the outstanding Debt Securities, the consent of whose holders is required in order to take certain actions, (f) change any obligation of the Issuer or the Company to maintain an office or agency in the places and for the purposes required by the Indenture, (g) modify or affect in any manner adverse to the holders of the Debt Securities the terms and conditions of the obligations of the Issuer under the Debt Securities, and of the Company under the Guarantees, in respect of the due and punctual payment of principal of, or any premium or interest on, the Debt Securities, or (h) modify any of the above provisions. (Section 902)

     The holders of at least a majority in aggregate principal amount of Debt Securities of any series may, on behalf of the holders of all Debt Securities of such series, waive compliance by the Issuer or the Company with certain restrictive provisions of the Indenture. (Section 1008) The holders of not less than a majority in aggregate principal amount of Debt Securities of any series may, on behalf of all holders of Debt Securities of such series, waive any past default and its consequences under the Indenture with respect to the Debt Securities of such series, except a default (a) in the payment of principal of (or premium, if any) or any interest on or any Additional Amounts with respect to Debt Securities of such series or (b) in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the holder of each Debt Security of any series. (Section 513)

  Consolidation, Merger and Sale of Assets

     The Company may, without the consent of the holders of the Debt Securities, consolidate or merge with or into, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to, any Person that is organized and validly existing under the laws of any domestic jurisdiction, or may permit any such Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to the Company, provided that any successor Person assumes the Company's obligations on the Debt Securities and under the Guarantees and the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

     The Issuer may, without the consent of the holders of the Debt Securities, consolidate or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person organized and validly existing under the laws of the jurisdiction of organization of such Person, or may permit any such Person to consolidate with or merge into the Issuer or convey, transfer or lease its properties and assets substantially as an entirety to the Issuer, provided that (a) any successor Person assumes the Issuer's obligations on the Debt Securities and under the Indenture (including any obligation to pay any Additional Amounts), (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (c) any such successor Person shall expressly agree by a supplemental indenture (i) to immediately indemnify (pursuant to the procedure described above under "-- Indemnification Procedure") the holder of each Debt Security against (A) any tax, assessment or governmental charge imposed on such holder or required to be withheld or deducted from any payment to such holder as a consequence of such consolidation, merger, conveyance, transfer or lease, and
(B) any other tax costs or other tax expenses of the act of such consolidation, merger, conveyance, transfer or lease (except that if the Issuer or any such Person delivers an opinion of an independent counsel or a tax consultant of recognized standing that the holder will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such transaction, a holder will have such right to indemnification only if and when gain for U.S. federal income tax purposes is actually imposed on such holder), and (ii) that all payments pursuant to the Debt Securities in respect of the principal of and any premium and interest on the Debt Securities, as the case may be, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the jurisdiction of organization of such successor Person or any political subdivision or taxing authority thereof or therein, unless such taxes, duties, assessments or governmental charges are required by such jurisdiction or any such subdivision or authority to be withheld or deducted, in which case such successor Person will pay such additional amounts of, or in respect of, principal and any premium and interest ("Successor Additional Amounts") as will result (after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges payable in respect of such) in the payment to each holder of a Debt Security of the amounts which would have been payable pursuant to the Debt Securities had no such withholding or deduction been required, subject to the same exceptions as would apply with respect to the payment by the Issuer of Additional Amounts in respect of the Debt Securities (see "--Payment of Additional Amounts"). (Section 802)

  Payment of Additional Amounts

     All payments of, or in respect of, principal of and any premium and interest on any Debt Securities issued by the Issuer shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, levies, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Issuer is incorporated or resident (or deemed for tax purposes to be resident) (the "applicable taxing jurisdiction"), unless such taxes, duties, levies, assessments or governmental charges are required by the applicable taxing jurisdiction or any such subdivision or authority to be withheld or deducted. In that event, the Issuer will pay by way of additional interest such additional amounts of, or in respect of, principal of and any premium and interest ("Additional Amounts") as will result (after deduction of such taxes, duties, levies, assessments or governmental charges and any additional taxes, duties, levies, assessments or governmental charges payable in respect of such Additional Amounts) in the payment to each holder of such Debt Securities of the amounts which would have been payable in respect of such Debt Securities had no such withholding or deduction been required (Section 1004), except that no Additional Amounts shall be so payable for or on account of:

          (a) any tax, duty, levy, assessment or other governmental charge which would not have been imposed but for the fact that such holder:

             (i) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the applicable taxing jurisdiction or otherwise had some connection with the applicable taxing jurisdiction other than the mere ownership of such Debt Security;

             (ii) presented (if presentation is required) such Debt Security for payment in the applicable taxing jurisdiction, unless such Debt Security could not have been presented for payment elsewhere;

             (iii) presented (if presentation is required) such Debt Security more than 30 days after the date on which the payment in respect of such Debt Security first became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such Additional Amounts if it had presented such Debt Security for payment on any days within such period of 30 days;

             (iv) is, directly or indirectly, taken to be an Associate of the Issuer; or

             (v) entered into or participated in a scheme to avoid Australian interest withholding tax, being a scheme which the Issuer was neither a party to nor participated in, in respect of which the Australian Commissioner of Taxation has made a determination that Australian interest withholding tax is payable in respect of the amount;

          (b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

          (c) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payments of, or in respect of, principal of or any premium or interest on the Debt Securities;

          (d) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the holder or the beneficial owner of a Debt Security with a request of the Issuer addressed to the holder (i) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the applicable taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

          (e) any combination of items (a), (b), (c) and (d);

nor shall Additional Amounts be paid with respect to any payment of the principal of or any premium or interest on any such Debt Security to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the applicable taxing jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts had it been the holder of the Debt Security.

     Whenever there is mentioned, in any context, the payment of principal of, or any premium or interest on, or in respect of, any Debt Securities of any series issued by the Issuer or the net proceeds received on the sale or exchange of any Debt Security of any series issued by the Issuer, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in the Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the Indenture.

  Redemption for Taxation Reasons

     If as the result of any change in or any amendment to the laws, regulations or published tax rulings of the applicable taxing jurisdiction affecting taxation, or any change in the official administration, application or interpretation of such laws, regulations or published tax rulings either generally or in relation to any Debt Securities issued by the Issuer, which change or amendment becomes effective on or after the original issue date of such Debt Securities or which change in official administration, application or interpretation shall not have been available to the public prior to such issue date, it is determined by the Issuer that (a) the Issuer would be required to pay any Additional Amounts pursuant to the Indenture or the terms of any Debt Security (i) in respect of interest, on the next succeeding Interest Payment Date or (ii) in respect of the principal of any Discounted Securities on the date of such determination, assuming that a payment in respect of such principal were required to be made on such date under the terms of the Debt Securities, and (b) such obligation cannot be avoided by the Company or the Issuer taking reasonable measures available to it, in either case (i) or (ii) above the Issuer may, at its option, redeem all (but not less than all) of the Debt Securities of any series in respect of which such Additional Amounts would be so payable at any time, upon not less than 30 nor more than 60 days' written notice as provided in the Indenture, at a Redemption Price equal to 100 percent of the principal amount thereof plus accrued interest to the date fixed for redemption (except that any such Debt Securities that are Outstanding Discounted Securities may be redeemed at the Redemption Price specified in the terms thereof); provided, however, that (a) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts were a payment then due in respect of the Debt Securities, and (b) at the time any such redemption notice is given, such obligation to pay such Additional Amounts must remain in effect. If (a) the Issuer shall have on any date (the "Succession Date") consolidated with or merged into, or conveyed or transferred or leased its properties and assets as an entirety or substantially as an entirety to, any Successor referred to under "-- Consolidation, Merger and Sale of Assets" above which is organized under the laws of any jurisdiction other than the United States of America, any State thereof or the District of Columbia or the jurisdiction in which the Issuer is organized, (b) as the result of any change in or any amendment to the laws, regulations or published tax rulings of such jurisdiction or organization, or of any political subdivision or taxing authority thereof or therein, affecting taxation, or any change in the official administration, application or interpretation of such laws, regulations or published tax rulings either generally or in relation to any particular Debt Securities, which change or amendment becomes effective on or after the Succession Date or which change in official administration, application or interpretation shall not have been available to the public prior to such Succession Date and is notified to the Issuer, such Successor would be required to pay any Successor Additional Amounts (as defined under "-- Consolidation, Merger and Sale of Assets" above) pursuant to the Indenture or the terms of any Debt Securities (i) in respect of interest on any Debt Securities on the next succeeding Interest Payment Date, or (ii) in respect of the principal of any Discounted Securities on the date of such determination (assuming such principal were required to be paid on such date under the terms of the Debt Securities) and (c) such obligation cannot be avoided by the Company, the Issuer or such Successor taking reasonable measures available to it, the Issuer or such Successor may at its option, redeem all (but not less than all) of the Debt Securities of any series in respect of which such Successor Additional Amounts would be so payable at any time, upon not less than 30 nor more than 60 days' written notice as provided in the Indenture, at a Redemption Price equal to 100 percent of the principal amount thereof plus accrued interest to the date fixed for redemption (except that any such Debt Securities that are Outstanding Discounted Securities may be redeemed at the Redemption Price specified in the terms thereof); provided, however, that (a) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which a Successor would be obligated to pay such Successor Additional Amounts were a payment then due in respect of the Debt Securities, and (b) at the time any such redemption notice is given, such obligation to pay such Successor Additional Amounts must remain in effect.

  Concerning the Trustee

     Unless otherwise specified in the applicable Prospectus Supplement, The Chase Manhattan Bank, New York, New York will be the Trustee under the Indenture.

  Service of Process

     The Indenture provides that the Issuer will irrevocably appoint CT Corporation System, 1633 Broadway, New York, New York 10019, as its agent for service of process in any suit, action or proceeding with respect to the Indenture, the Debt Securities or the Guarantees issued thereunder and for actions brought under the federal or state securities laws brought in any federal or state court located in New York City, and submit to such jurisdiction.

  Governing Law

     The Indenture, the Debt Securities and the Guarantees will be governed by and construed in accordance with the laws of the State of New York, but without regard to the principles of conflicts of laws thereof, except as may otherwise be required by mandatory provisions of law and except that all matters governing the authorization and execution of the Indenture and the Debt Securities by the Issuer will be governed by and construed in accordance with the laws of the jurisdiction of incorporation of the Issuer.

                           DTC BOOK-ENTRY-ONLY SYSTEM

     Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be registered under a book-entry-only system maintained by DTC. The book-entry-only system will evidence ownership interests in the Debt Securities in book-entry-only form. Purchasers of ownership interests in the Debt Securities will not receive certificates representing their interests in the Debt Securities purchased. Transfers of ownership interests will be effected on the records of DTC and its participating organizations (the "DTC Participants") pursuant to rules and procedures established by DTC.

     Certain of the following information concerning the procedures and record keeping with respect to ownership interests in the Debt Securities, payment of interest and other payments on the Debt Securities to DTC Participants or Beneficial Owners (as hereafter defined), confirmation and transfer of ownership interests in the Debt Securities and other related transactions by and between DTC, the DTC Participants and Beneficial Owners is based solely on information contained in a published report of DTC.

     DTC, an automated clearinghouse for securities transactions, will act as securities depository for the Debt Securities. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. DTC was created to hold securities of the DTC Participants and to facilitate the clearance and settlement of securities transactions among DTC Participants in such securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of security certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly (the "Indirect Participants"). The rules applicable to DTC and DTC Participants are on file with the SEC.

     The ownership of fully-registered Debt Securities in the form of global bonds or notes will be registered in the name of Cede & Co., as nominee for DTC. Ownership interests in the Debt Securities may be purchased by or through DTC Participants and will be recorded on the records of the DTC Participants, whose interests in turn will be recorded on a computerized book-entry-only system operated by DTC. Such DTC Participants and the person for whom they acquire interests in the Debt Securities as nominees ("Beneficial Owner") will not receive Debt Security certificates, but each such DTC Participant will receive a credit balance in the records of DTC in the amount of such DTC Participant's interest in the Debt Securities, which will be confirmed in accordance with DTC's standard procedures. Each such Beneficial Owner for whom a DTC Participant acquires an interest in the Debt Securities, as nominee, may desire to make arrangements with such DTC Participant to have all communications of the Company and the Trustee to DTC which may affect such Beneficial Owner forwarded in writing by such DTC Participant and to have notifications made of all payments of principal and interest with respect to his beneficial interest. The Issuer, the Company and the Trustee will treat DTC (or its nominee) as the sole and exclusive owner of the Debt Securities registered in its name for the purposes of payment of the principal and interest on the Debt Securities, giving any notice permitted or required to be given to holders under the Indenture, registering the transfer of Debt Securities, and for all other purposes whatsoever, and shall not be affected by any notice to the contrary. Neither the Issuer, the Company nor the Trustee shall have any responsibility or obligation to any DTC Participant, any person claiming a beneficial ownership interest in the Debt Securities under or through DTC or any DTC Participant, or any other person which is not shown on the registration books of the Trustee as being a holder, with respect to: (i) the accuracy of any records maintained by DTC or any DTC Participant; (ii) the payment by DTC or any DTC Participant of any amount in respect of the principal or interest on the Debt Securities; (iii) any notice which is permitted or required to be given to holders thereunder or under the conditions to transfers or exchanges adopted by the Issuer or Company; or (iv) any other action taken by DTC as a holder. Principal and interest on the Debt Securities will be paid by the Trustee. Disbursement of such payments to the DTC Participants is the responsibility of DTC and disbursement of such payments to the Beneficial Owners is the responsibility of the DTC Participants or the Indirect Participants. NEITHER THE ISSUER, THE COMPANY NOR THE TRUSTEE WILL HAVE ANY RESPONSIBILITY OR OBLIGATIONS TO SUCH DTC PARTICIPANTS OR THE PERSONS FOR WHOM THEY ACT AS NOMINEES WITH RESPECT TO THE PAYMENTS TO OR THE PROVIDING OF NOTICE FOR THE DTC PARTICIPANTS, OR THE INDIRECT PARTICIPANTS, OR THE BENEFICIAL OWNERS SO LONG AS CEDE & CO., AS NOMINEE OF DTC, IS THE REGISTERED OWNER OF THE DEBT SECURITIES, REFERENCES HEREIN TO THE SECURITY HOLDERS OR REGISTERED OWNERS OF THE DEBT SECURITIES SHALL MEAN CEDE & CO., AND SHALL NOT MEAN THE BENEFICIAL OWNERS.

     For every transfer and exchange of beneficial ownership of Debt Securities, a Beneficial Owner may be charged a sum sufficient to cover any tax, fee or other governmental charge that may be imposed in relation thereto.

     When reference is made to any action which is required or permitted to be taken by the Beneficial Owners, such reference shall only relate to action by such Beneficial Owner, or others permitted to act (by statute, regulation or otherwise) on behalf of such Beneficial Owners for such purposes. When notices are given, they shall be sent by the Trustee to DTC only. Conveyance of notices and other communications by DTC to DTC Participants and Indirect Participants and in turn by DTC Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory and regulatory requirements then in effect.

     Principal and interest payments on the Debt Securities will be made to DTC or its nominee, Cede & Co., as registered owner of the Debt Securities. Upon receipt of any such payments, DTC's current practice is to immediately credit the accounts of the DTC Participants in accordance with their respective holdings shown on the records of DTC. Payments by DTC Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such DTC Participant or Indirect Participant.

     DTC may determine to discontinue providing its services with respect to the Debt Securities at any time by giving notice to the Issuer or the Company and discharging its responsibilities with respect thereto under applicable law. In addition, the Issuer or the Company may determine that continuation of the system of book-entry-only transfers through DTC (or a successor securities depository) is not in the best interests of the Beneficial Owners or is burdensome to the Issuer or the Company. If for either reason the book-entry-only system is discontinued, certificates for the Debt Securities will be delivered to the Beneficial Owners thereof.

     Certain of the information contained in this sub-section has been extracted from a report from DTC. No representation is made by the Issuer or the Company as to the completeness or the accuracy of such information or as to the absence of material adverse changes in such information subsequent to the date hereof.

  Same-Day Settlement and Payment

     Unless otherwise indicated in the applicable Prospectus Supplement, settlement for the Debt Securities will be made by a purchaser in immediately available funds. While the Debt Securities are in the book-entry-only system described above, all payments of principal and interest will be made by the Trustee on behalf of the Issuer or the Company to DTC in immediately available funds.

     Secondary trading in long-term debt securities is generally settled in clearing-house or next-day funds. Unless otherwise set forth in the applicable Prospectus Supplement, while the Debt Securities are in the book-entry-only system described above, they will trade in DTC's Same-Day Fund Settlement System until maturity. During such period, secondary market trading activity in the Debt Securities will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on the trading activity in the Debt Securities.

                           CERTAIN TAX CONSIDERATIONS

     The following summary of certain United States federal income and Australian tax consequences of the purchase, ownership and disposition of the Debt Securities is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change or possible differing interpretations. It deals only with Debt Securities held as capital assets and does not purport to address all aspects of United States federal income or Australian taxes that may be relevant to an investment in the Debt Securities, nor does it address the United States or Australian tax treatment applicable to persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Debt Securities as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Debt Securities should consult their own tax advisors concerning the application of United States federal income and Australian tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Debt Securities arising under the laws of any other taxing jurisdiction.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The statements below regarding United States federal tax consequences are based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code") and regulations, rulings and judicial decisions thereunder as of the date of this Prospectus. Such authorities may be repealed, revoked or modified, in which case tax consequences different from those discussed below could result.

     As used herein, the term "U.S. holder" means a beneficial owner of a Debt Security that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Debt Security is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding clause (iv), to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to continue to be so treated also shall be considered U.S. holders. As used herein, the term "non-U.S. holder" means a holder of a Debt Security that is not a U.S. holder.

     The following summary of United States federal income tax considerations is based on the advice of Woodard, Hall & Primm, P.C., Houston, Texas, special tax counsel to the Company, whose opinion is set forth herein.

     Taxation of Interest. The gross amount of interest (including Additional Amounts, if any, accrued or received in respect of the Debt Securities) generally will be includible in the gross income of a U.S. holder and such income generally will be treated as foreign source passive income for United States federal income tax purposes. If any foreign source taxes were to be paid or withheld in respect of payments on the Debt Securities, a U.S. holder may be eligible, subject to a number of complex limitations, for a foreign tax credit.

     Taxation of Dispositions. A U.S. holder that owns the Debt Securities as capital assets will recognize gain or loss for United States federal income tax purposes upon the sale or other disposition of the Debt Securities in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in the Debt Securities. Gain or loss recognized by a U.S. holder on a sale or other disposition of the Debt Securities will be (i) mid-term if the Debt Securities have been held for 18 months or less, but more than one year, or (ii) long-term if the Debt Securities have been held for more than 18 months.

     A U.S. holder of a Debt Security may recognize gain or loss for United States federal income tax purposes equal to the difference between the fair market value of the Debt Security and such U.S. holder's adjusted tax basis in such Debt Security in the event that (a) the Issuer consolidates with or merges into any other Person or conveys, transfers or leases its properties and assets substantially as an entirety to any other Person, (b) the Company assumes the obligations of the Issuer under any series of Debt Securities, (c) the Issuer consolidates or merges into any other Person, (d) the Issuer exercises its option to redeem the Debt Securities or (e) the Issuer assigns its obligations under any series of Debt Securities to any other Person. Additionally, a U.S. holder will recognize on disposition of a Debt Security the amount of any accrued but unpaid interest and the amount of any market discount associated with such Debt Security. The Indenture provides that, where a U.S. holder (other than entities then exempt from taxation under Section 501 of the Code) recognizes gain for United States federal income tax purposes as a result of such a merger or assumption, any such Person (in the case of (b) or (c)) or the Company (in the case of (b)) shall indemnify such U.S. holder of a Debt Security in an amount equal to the sum of (i) the Indemnification Amount and (ii) the product of the Indemnification Amount and the highest marginal tax rate in effect at the time of such above-described transaction. For a description of the procedures by which a U.S. holder may exercise its indemnification rights, see "Description of Debt Securities and Guarantees -- Indemnification Procedure."

     Original Issue Discount. The Debt Securities may be issued with original issue discount for United States federal income tax purposes. U.S. holders of the Debt Securities will be required to include original issue discount in gross income as it accrues, on a constant-yield basis, regardless of their method of accounting.

     The amount of the original issue discount in the Debt Securities will be the difference between the stated redemption price at maturity and the issue price of the Debt Securities. The "issue price" of the Debt Securities will be the price at which a substantial amount of the Debt Securities are sold to the public for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers).

     The "stated redemption price" at maturity of a debt instrument is the total of all payments to be made on the instrument other than payments of qualified stated interest. "Qualified stated interest" includes only interest that is unconditionally payable in cash or property (other than debt instruments of the Issuer) at least annually at a single fixed rate that appropriately takes into account the length of the interval between payments.

     Holders of the Debt Securities must include in gross income, as interest, the daily portions of original issue discount for each day during the taxable year on which the Debt Securities were held. The daily portions of the original issue discount will be determined by allocating to each day in each accrual period the ratable portion of the original issue discount allocable to that period. (The accrual periods may be of any length and may vary in length over the term of a debt instrument, provided that each accrual period is no longer than one year, and each scheduled payment of interest or principal occurs on either the final day or the first day of an accrual period.) The original issue discount allocable to an accrual period will equal the product of the adjusted issue price of the Debt Securities at the beginning of the accrual period and the Debt Securities' yield to maturity. The adjusted issue price of the Debt Securities at the start of any accrual period will be the issue price of the Debt Securities increased by the amount of the original issue discount that has accrued in all previous accrual periods and decreased by the amount of any payments previously made on the first day of the current accrual period. Because the U.S. holders of the Debt Securities will include original issue discount in income as it accrues, actual payments of cash interest (other than qualified stated interest) on the Debt Securities will not trigger any additional interest income to the holders.

     Information Reporting and Backup Withholding. The Company, on behalf of the Issuer, will provide annual information statements to U.S. holders of the Debt Securities and information returns to the United States Internal Revenue Service (the "IRS") regarding the amount of original issue discount, if any, that accrued on the Debt Securities during the year.

     The Company, on behalf of the Issuer, its paying agent, or other withholding agent may be required to withhold and remit to the IRS 31 percent of the interest payments on the Debt Securities if the IRS notifies the Company, on behalf of the Issuer, its paying agent, or other withholding agent that the U.S. holder thereof is subject to backup withholding, or if such U.S. holder fails to provide a taxpayer identification number, provides an incorrect taxpayer identification number, fails to certify that such holder is not subject to backup or otherwise fails to comply with applicable requirements of the backup withholding rules. Certain holders (including, among others, corporations) are not subject to these backup withholding rules. Any amount paid as backup withholding would be creditable against the U.S. holder's United States federal income tax liability.

AUSTRALIAN TAX CONSIDERATIONS

     The following is a general summary of the Australian tax position of holders of Debt Securities, where such Debt Securities are held as investments. The statements below are based on the provisions of the Income Tax Assessment Act 1936 (the "Tax Act"), regulations, published rulings and court decisions now in effect, all of which are subject to change (including changes in interpretation) possibly with retroactive effect. The comments below do not constitute tax advice. Prospective investors should consult their professional tax advisers.

     The following summary is based on the assumption that no holder of Debt Securities will be either a:

          (i) resident of Australia for the purposes of the Tax Act; or

          (ii) non-resident of Australia with a permanent establishment or fixed base in Australia.

     Special considerations apply to holders in these circumstances which are not addressed in the following summary.

DEBT SECURITIES NOT ISSUED AT A DISCOUNT

  Payments of Principal, Premium and Interest

     Non-resident holders of Debt Securities not issued at a discount will not be subject to Australian income tax on payments of principal, premium (to the extent that the premium is not regarded as interest) and interest.

     Under section 128F of the Tax Act, interest on debentures (the definition of which would include the Debt Securities) issued outside Australia by companies resident in Australia is exempt from Australian interest withholding tax if:

          (i) the interest is paid outside Australia; and

          (ii) the Issuer or at least one of the underwriters of the Debt Securities satisfies one of a number of alternative public offer tests specified in section 128F of the Tax Act.

     The Issuer and the Company have been advised by their Australian tax counsel, Arthur Robinson & Hedderwicks, that, provided the Debt Securities are offered and sold in the manner contemplated by this Prospectus and the underwriting agreement attached as an exhibit to the Registration Statement, the payment of interest and premium, if any, on the Debt Securities will not be subject to Australian withholding tax. However, section 128F was recently amended and no official interpretations thereunder have been rendered. Consequently, the Australian taxing authorities could take a different view and determine that the payment of such interest and premium, if any, would be subject to Australian withholding tax of ten percent. In such event, the Issuer has agreed to pay Additional Amounts to compensate certain affected holders for such withholding tax. Such imposition of Australian withholding tax would entitle the Issuer, at its option, to redeem the Debt Securities in whole, but not in part, at the outstanding principal balance thereof plus accrued interest. See "Provisions Applicable to All Debt Securities -- Redemption for Tax Reasons."

  Gains on Sale or Redemption

     Gains made on the disposal of any Debt Security held by a non-resident of Australia as a capital asset will not be subject to Australian income tax provided:

          (i) the Debt Securities have not at any time been used by the holder in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia; and

          (ii) the gain does not have an Australian source.

     The source of any gain derived on the disposal of a Debt Security will be determined by the factual circumstances of the disposal. The profit on disposal of a Debt Security should not have an Australian source where the Debt Security is acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia and the seller and the purchaser of the Debt Securities are not residents of Australia and do not have permanent establishments in Australia.

     To the extent that any gain is treated as interest, section 128F does not provide an exemption for gains made on the disposal of Debt Securities.

DEBT SECURITIES ISSUED AT A DISCOUNT

  Tax on Discount Component

     If the Debt Securities are issued at a discount such that it is reasonably likely at the time of issue that the sum of all payments (other than interest which is expressed to be payable at intervals of not more than 1 year) will exceed the issue price of the Debt Securities by an amount greater than 1.5 percent, they will be treated as a "qualifying security" for Australian tax purposes. Australian interest withholding tax may be payable on the discount component when the Debt Securities are redeemed. The current rate of withholding tax is ten percent. However, as discussed above, an exemption from withholding tax may be available under section 128F of the Tax Act in these circumstances depending on whether a public offer test specified in section 128F is satisfied.

  Gains on Sale

     Where a non-resident who does not carry on business at or through a permanent establishment in Australia disposes of Debt Securities which were issued at discount to a person other than the Issuer, section 128AA of the Tax Act may apply to deem any excess between the sale price paid by the purchaser and the issue price of the Debt Securities to constitute interest for Australian withholding tax purposes. Where section 128AA of the Tax Act applies, the seller of the Debt Securities may be subject to Australian interest withholding tax in respect of the deemed interest received. Section 128F does not provide an exemption from interest withholding tax in those circumstances.

     With the exception of the possible interest withholding tax implications referred to immediately above, the description of the Australian taxation consequences applicable on the sale or redemption of Debt Securities not issued at a discount also applies to Debt Securities issued at a discount.

AUSTRALIAN DEATH DUTIES

     Under current Australian law, no Australian State or Federal estate duty or other inheritance taxes will be payable in respect of the Debt Securities on the death of a holder, irrespective of the holder's domicile.

                              PLAN OF DISTRIBUTION

     The Issuer may sell the Debt Securities (i) through underwriters or dealers, (ii) directly to a limited number of institutional purchasers or to a single purchaser, (iii) through agents, or (iv) through any combination of the above. An accompanying Prospectus Supplement will set forth the terms of the offering of the Debt Securities offered thereby, including the name or names of any underwriter, the purchase price of the Debt Securities and the net proceeds to the Issuer from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If underwriters are used in the sale of Debt Securities, such Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement, the several obligations of the underwriters to purchase any Debt Securities offered thereby will be subject to certain conditions precedent and the underwriters will be obligated to take and pay for all of such Debt Securities, if any are taken.

     The Debt Securities may be sold directly by the Issuer or through underwriters or agents designated by the Issuer and the Company from time to time. Any agent involved in the offer or sale of the Debt Securities will be named, and any commissions payable by the Issuer to such agents will be set forth, in an accompanying Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Issuer will authorize underwriters or other persons acting as the Issuer's agents to solicit offers by certain institutions to purchase Debt Securities from the Issuer pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Issuer and the Company. The obligations of any purchaser under such contract will be subject to the condition that the purchase of the offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect to the validity of performance of such contracts.

     Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for the Company or the Issuer in the ordinary course of business.

     Agents and underwriters may be entitled under agreements entered into with the Company and the Issuer to indemnification by the Company and the Issuer against certain civil liabilities, including liabilities under the Securities Act.

     The place and time of delivery for the Debt Securities in respect of which this Prospectus is delivered will be set forth in an accompanying Prospectus Supplement.

                                 LEGAL MATTERS

     Certain U.S. legal matters regarding the Debt Securities offered hereby under laws other than United States federal or state securities laws have been passed upon for the Company by its Vice President and General Counsel, Z. S. Kobiashvili. As of the date of this Prospectus, Mr. Kobiashvili owns 1,291 shares of Apache Common Stock through the Company's retirement/401(k) savings plan; holds employee stock options to purchase 31,900 shares of Apache Common Stock, of which options to purchase 13,225 shares are currently exercisable; and holds a conditional grant under the Company's 1996 Share Price Appreciation Plan relating to 18,900 shares of Apache Common Stock, none of which is vested. Certain U.S. legal matters will also be passed upon for the Company and the Issuer by Woodard, Hall & Primm, P.C., Houston, Texas; certain Australian legal matters will be passed upon for the Company and the Issuer by Arthur Robinson & Hedderwicks, Melbourne, Victoria, Australia; and certain U.S. legal matters will be passed upon for the underwriters or agents by Brown & Wood LLP, New York, New York.

                                    EXPERTS

     The audited consolidated financial statements of the Company, incorporated by reference into this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants ("Arthur Andersen"), as indicated in their reports with respect thereto. In Arthur Andersen's report on the consolidated financial statements of the Company, that firm states that with respect to DEKALB, for the year ended December 31, 1994, its opinion is based on the report of other independent public accountants, namely Coopers & Lybrand, Chartered Accountants ("Coopers & Lybrand"). The financial statements referred to above have been incorporated by reference herein in reliance upon the authority of those firms as experts in accounting and auditing in giving said reports.

     The audited consolidated financial statements of DEKALB incorporated by reference into this Prospectus have been audited by Coopers & Lybrand, as indicated in their report with respect thereto, and have been incorporated by reference herein in reliance upon the authority of that firm as experts in accounting and auditing in giving said report.

     The information incorporated by reference herein regarding the proved reserves of the Company's U.S., Canadian and certain international properties was prepared by the Company and reviewed by Ryder Scott Company Petroleum Engineers ("Ryder Scott"), as stated in their letter reports with respect thereto, and is so incorporated by reference in reliance upon the authority of said firm as experts in such matters. The information incorporated by reference herein regarding the total estimated proved reserves acquired in March, 1995 from Texaco Exploration and Production Inc. was prepared by the Company and reviewed by Ryder Scott, as stated in their letter reports with respect thereto, and is so incorporated by reference in reliance upon the authority of said firm as experts in such matters. The information incorporated by reference herein regarding the total proved reserves of DEKALB was prepared by DEKALB and for the four years ended December 31, 1994 was reviewed by Ryder Scott, as stated in their letter reports with respect thereto, and is so incorporated by reference in reliance upon the authority of said firm as experts in such matters.

     The information incorporated by reference herein regarding the proved reserves of the Company's Egyptian properties was prepared by the Company and reviewed by Netherland, Sewell & Associates,

Inc. ("Netherland, Sewell"), as stated in their letter reports with respect thereto, and is so incorporated by reference in reliance upon the authority of said firm as experts in such matters. A portion of the information incorporated by reference herein regarding the total proved reserves of Aquila Energy Resources Corporation ("Aquila") acquired in September 1995 by the Company was prepared by Netherland, Sewell as of December 31, 1994, as stated in their letter report with respect thereto, and is so incorporated by reference in reliance upon the authority of said firm as experts in such matters. Netherland, Sewell did not review any of the reserves of Aquila acquired during 1995.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUER, APACHE OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUER OR APACHE SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
            PROSPECTUS SUPPLEMENT
The Company.............................   S-2
The Issuer..............................   S-2
Use of Proceeds.........................   S-2
Recent Developments.....................   S-2
Description of Notes and Guarantees.....   S-5
Underwriting............................   S-6
Legal Matters...........................   S-8

                  PROSPECTUS
Available Information...................     3
Information Incorporated by Reference...     3
The Company.............................     5
The Issuer..............................     5
Use of Proceeds.........................     5
Ratio of Earnings to Fixed Charges......     5
Description of Debt Securities and
  Guarantees............................     6
DTC Book-Entry-Only System..............    24
Certain Tax Considerations..............    26
Plan of Distribution....................    30
Legal Matters...........................    31
Experts.................................    31

$170,000,000

APACHE FINANCE
PTY LTD

6 1/2% NOTES DUE 2007

IRREVOCABLY AND UNCONDITIONALLY
GUARANTEED BY

APACHE CORPORATION

                           [APACHE CORPORATION LOGO]
SALOMON SMITH BARNEY
CHASE SECURITIES INC.
CITICORP SECURITIES, INC.
UBS SECURITIES

PROSPECTUS SUPPLEMENT

DATED DECEMBER 4, 1997